September 30, 2009

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	Energen Corporation and Alabama Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2009
Form 10-Qs for the Fiscal Quarters ended March 31 and
June 30, 2009
Filed May 8 and August 7, 2009
File No. 001-07810

Dear Mr. Owings:

Energen Corporation has received your letter to our Chief Executive Officer, James McManus, dated September 22, 2009. We have reviewed your comments and submit the following responses for your consideration:

Form 10-K for Fiscal Year Ended December 31, 2008

1.	We note your response to prior comment two in our letter dated August 17, 2009. Please provide us with an example of your intended disclosure that explains the impact of this trend upon your business.

The following is an example of our expected disclosure for future filings:

During 2009, Energen Resources expects a decline rate of approximately 5 percent for its proved developed producing properties owned at December 31, 2008. During the same period, total production from proved properties is expected to decrease approximately 1 percent and total production is expected to increase approximately 4 percent. The above proved developed producing properties decline rate is not necessarily indicative of the Company’s expectations for its terminal decline rate on a long term basis.

Various factors influence decline rates. For example, certain properties may have production curves that decline at faster rates in the early years of production and at slower rates in later years. Other properties, such as certain coalbed methane wells or waterflood projects, may experience inclining production during the early years followed by declining production. Further, production curves can be positively impacted by various enhanced recovery techniques. Accordingly, the decline rate for a single year is influenced by numerous factors, including but not limited to, the mix of types of wells, the mix of newer versus older wells, and the effect of enhanced recovery activities, but it is not necessarily indicative of future decline rates. Excluding the positive effects of more recent activities as discussed above, the longer term decline rates of properties typically flatten but continue to decline until a property reaches its economic limit and is then plugged and abandoned. We expect a decline rate for our proved producing properties owned at December 31, 2008 of 5 percent in 2009, and a compound annual decline rate of approximately 8 percent for the 10 year period 2008 to 2018.

Definitive Proxy Statement on Schedule 14A

2.	We note your response to prior comment five in our letter dated August 17, 2009. Please provide us with the disclosure you would expect to present in future filings regarding related party transactions.

The following is an example of our expected disclosure for future filings:

Although the Company does not have specific policies and procedures for the review, approval or ratification of Company transactions in which any director, executive officer or other related person will have a direct or indirect material interest, the Company does have the following provisions in its Code of Ethics and Corporate Governance Guidelines:

Members of the board of directors, officers, and employees should not have any position with or a substantial interest in any business that might affect their independent judgment on behalf of Energen, unless the interest is fully disclosed to and approved by Energen. (Code of Ethics)

Directors are expected to disclose to other Directors any potential conflicts of interest they may have with respect to any matters under discussion, and, if appropriate, refrain from voting on a matter in which they may have a conflict. (Corporate Governance Guidelines)

We rely on our directors and executive officers to make advance disclosure to the Board of Directors of transactions with the Company in which a director or an executive officer will have a direct or indirect interest. Our Board of Directors would then evaluate and determine whether to approve any such proposed transaction. Failure to disclose such a transaction to our Board of Directors in advance and to seek prior approval from our Board prior to engaging in such a transaction would constitute a violation of our Company’s Code of Ethics. Our directors and executive officers also complete an annual questionnaire which identifies or confirms the absence of any direct or indirect participation in any transaction with the Company.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff
J. David Woodruff
General Counsel and Secretary